UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025.

Commission File Number 001-41056

DEFI TECHNOLOGIES INC.

(Translation of registrant's name into English)

Suite 2400, 333 Bay Street, Toronto, Ontario, Canada M5H 2T6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐	Form 20-F ☒ Form 40-F

EXHIBIT INDEX

Exhibit Number	Description
99.1	New Release dated December 30, 2025 - DeFi Technologies Issues Year-End CEO Letter to Shareholders

DEFI TECHNOLOGIES INC.
(Registrant)

Date: December 30, 2025	By	/s/ Kenny Choi
Kenny Choi Corporate Secretary